FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes ☐             No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Class Action, Asociación por la Defensa de Usuarios y Consumidores ADUC c/ BBVA Banco Francés S.A. s/ Sumarísimo. Expte. 35.482/15.

Buenos Aires, November 9, 2016

Securities and Exchange Commission

Relevant Information – CLASS ACTION, Asociación por la Defensa de Usuarios y Consumidores ADUC c/ BBVA Banco Francés S.A. s/ Sumarísimo. Expte. 35.482/15

In our consideration:

We inform you that BBVA Banco Francés S.A. has been notified of a class action, which establishes that the Bank had charged an alleged covert fee related to the purchase of foreign currency for Travel and Tourism abroad (tourist dollar exchange rate) that the Bank sold to clients who had the previous authorization issued by the National Tax Office Collection (AFIP).

The entity must take all precautions and perform all necessary steps to ensure the defense of their interests.

Sincerely;

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 9, 2016	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer